Crestwood Midstream Partners LP

700 Louisiana Street, Suite 2550

Houston, Texas 77002

Via EDGAR

June 15, 2017

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-217960) of Crestwood Midstream Partners LP, Crestwood Midstream Finance Corp. and the Additional Guarantor Registrants named therein (the “Registrants”)

Ladies and Gentleman:

On behalf of the Registrants and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4, as amended, be accelerated to 4:30 p.m. eastern time on June 19, 2017, or as soon thereafter as practicable.

Please call Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747 with any questions regarding this matter.

Very truly yours,

CRESTWOOD MIDSTREAM PARTNERS LP

By:	Crestwood Midstream GP LLC, its general partner

By:	/s/ Robert T. Halpin
Robert T. Halpin
Senior Vice President and Chief Financial Officer